OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2024 and
Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51811

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Optsecurities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
200 S. College Street, Suite 1600
(No. and Street)

Charlotte	**NC**	**28202**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Thornton	**704-731-5970**	jonathan.thornton@optcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
GreerWalker LLP
(Name – if individual, state last, first, and middle name)

Wells Fargo Center, 15 South Main St., Ste 800	**Greenville**	**SC**	**29601**
(Address)	(City)	(State)	(Zip Code)
6/7/2005		**2324**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jonathan Thornton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Optsecurities, LLC_____, as of 2/28 _____, 2 025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARQUISHA CROSBY
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Dec 20, 2028

Signature: _____

Title: Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Optsecurities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 as of December 31, 2024 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2004.

GreerWalker

Certified Public Accountants
February 21, 2025
Greenville, SC

GreerWalker LLP | **GreerWalker Corporate Finance LLC** | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

1

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	329,145
Accounts receivable		1,678
Placement agent fees receivable		286,434
Prepaid expenses		29,847
Deposits		564
TOTAL	$	647,668

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	6,837
Commissions payable		268,941
Total		275,778
MEMBER'S EQUITY		371,890
TOTAL	$	647,668

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
12b-1 fees	$	20,590
Placement agent fees		1,600,750
Total		1,621,340
EXPENSES:		
Commissions		1,392,860
Broker dealer regulatory expenses		26,780
Office expense		14,000
Professional fees		31,818
Other		23,854
Total		1,489,312
NET INCOME	$	132,028

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

		Total Member's Equity
BALANCE, DECEMBER 31, 2023	$	239,862
Net income		132,028
BALANCE, DECEMBER 31, 2024	$	371,890

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	132,028
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		154
Placement agent fees receivable		(100,142)
Prepaid expenses		(394)
Deposits		290
Accounts payable		(10,713)
Commissions payable		93,941
Net cash provided by operating activities		115,164
NET INCREASE IN CASH AND CASH EQUIVALENTS		115,164
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		213,981
CASH AND CASH EQUIVALENTS, END OF YEAR	$	329,145

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2024

SUBORDINATED LIABILITIES, DECEMBER 31, 2023	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2024		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2024	$	-

See notes to financial statements.

OPTSECURITIES, LLC

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a North Carolina limited liability company and operates as a registered broker-dealer specializing in the sale of private placement offerings to accredited investors. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board Accounting Standards Codification ("ASC").

Use of Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Segment Reporting - The Company Is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Accounts Receivable - Generally, the Company requires payment from its customers upon receipt of the invoice. As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in expenses in the accompanying statement of operations. For the year ended December 31, 2024, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Revenue Recognition

12b-1 Fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company considers its performance obligation to be the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Placement Agent Fees - The Company enters into arrangements with Optcapital, LLC, the sole member of the Company, and Opt I, LLC, Opt II, LLC, Opt III, LLC, Opt IV, LLC and Opt V, LLC, companies related through common ownership, to distribute private placement offerings to investors. The Company may receive placement fees paid by Optcapital, LLC, Opt I, LLC, Opt II, LLC, Opt III, LLC, Opt IV, LLC and Opt V, LLC up front, over time, or as a combination thereof. The Company considers its performance obligation to be the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the account at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Placement agent fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The timing of revenue recognition, billings and cash collections results in billed accounts and placement agent fees receivable. The balance of accounts and placement agent fees receivable resulting from contracts with customers was $288,112 and $188,124 as of December 31, 2024 and 2023, respectively.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2024.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 21, 2025, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $339,801, which was $321,416 in excess of its minimum required net capital of $18,385.

As of December 31, 2024, the Company's ratio of aggregate indebtedness to adjusted net capital was .81 to 1.

3.   RELATED PARTY TRANSACTIONS

Optcapital, LLC, the sole member of the Company, provides office space, supplies, computer equipment, and personnel to the Company for its use in day-to-day operations. Expenses incurred from Optcapital, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2024. As of December 31, 2024, accounts payable to Optcapital, LLC totaled $5,495.

The Company has agreements with Optcapital, LLC, Opt I, LLC, Opt II, LLC, Opt III, LLC, Opt IV, LLC and Opt V, LLC, companies related through common ownership, to serve as the exclusive placement agent for the private placement of CaR products in exchange for a placement agent fee. Revenue related to the CaR placement agent agreements totaled $1,600,750 for the year ended December 31, 2024. As of December 31, 2024, accrued placement agent fees receivable totaled $286,434.

The Company has a sales agreement with an employee of Optpeople, Inc., a variable interest entity of Optcapital, LLC, to pay commission related to the sale of the private placement of CaR products by Optcapital, LLC, Opt I, LLC, Opt II, LLC, Opt III, LLC, Opt IV, LLC and Opt V, LLC. Expenses related to the sales agreement totaled $1,392,280 for the year ended December 31, 2024. As of December 31, 2024, accrued commissions payable totaled $268,941.

4.   MEMBER'S EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interest can be transferred, and new members can be admitted.

5.   COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in any claims or actions arising in the normal course of business.

OPTSECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Member's equity	$	371,890
Adjustments to net capital:		
Accounts receivable		(1,678)
Prepaid expenses and deposits		(30,411)
Net capital, as defined		339,801
Minimum net capital required		18,385
Excess net capital	$	321,416

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	275,778
Ratio of aggregate indebtedness to net capital		0.81

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as filed by Optsecurities, LLC on X-17a-5 Part IIA. Accordingly, no reconciliation is necessary.

Requirements Under Rule 15c3-3(e)

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2024.

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Optsecurities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 21, 2025
Greenville, SC

OPTSECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO SIPC
FOR THE YEAR ENDED DECEMBER 31, 2024

Assessment for December 31, 2024	$	2,432
Less:		
Payments made during 2024		1,090
Balance due, March 1, 2025	$	1,342

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Optsecurities, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund retailer on an application basis; (2) receiving transaction-based compensation for private placement of securities; (3) receiving transaction-based compensation for sales of variable life insurance or annuities; and/or (4) marketing of deferred compensation plans for senior executives of corporations and the Company throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) mutual fund retailer on an application basis; (2) receiving transaction-based compensation for private placement of securities; (3) receiving transaction-based compensation for sales of variable life insurance or annuities; (4) marketing of deferred compensation plans for senior executive of corporations and the Company, (5) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (6) did not carry accounts of or for customers; and (7) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker

Certified Public Accountants
February 21, 2025
Greenville, SC

GreerWalker LLP │ GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon │ 227 West Trade St., Suite 1100 │ Charlotte, NC 28202 │ USA │ Tel 704.377.0239
Greenville Office Wells Fargo Center │ 15 South Main St., Suite 800 │ Greenville, SC 29601 │ USA │ Tel 864.752.0080

OPTSECURITIES, LLC EXEMPTION REPORT

Optsecurities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer on an application basis; (2) receiving transaction-based compensation for private placement of securities; and/or (3) marketing of deferred compensation plans for senior executives of corporations and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Optsecurities, LLC (SEC 8-51811)

I, Jonathan Thornton, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO and Financial Operations Principal

February 21, 2025